

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Chongyi Yang
Chief Executive Officer
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
Room 1907, No. 1038 West Nanjing Road
Westagate Mall
Jing'An District, Shanghai, China 200041

Re: CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
Amendment No. 2 to Registration Statement on Form 10
Filed October 28, 2021
File No. 000-05474

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10 filed October 28, 2021

Risk Factors, page 8

1. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Please also discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Item 2. Financial Information, page 15

2. We note your revisions in response to prior comment 1. Please also revise the disclosures in this section to correspond with the periods for which you have provided financial information.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rhonda Keaveney